UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16

UNDER THE SECURTIES EXCHANGE ACT OF 1934

December 16, 2003

Commission File Number: 0-26414

GLOBETECH VENTURES CORP.

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#1105 – 13700 Mayfield Place, Richmond, British Columbia, Canada V6C 2T7

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F

[ X ]

Form 40-F

[    ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Security Exchange Act of 1934.

Yes

[    ]

No

[ X ]

Suite 1105 – 13700 Mayfield Place

Richmond, B.C. V6V 2E4

OTC BB Symbol:  GTVCF

FOR IMMEDIATE RELEASE

December 16, 2003

Globetech announces new director

Globetech Ventures Corp. (the “Corporation”) OTCBB:GTVCF, is pleased to announce that Mr. Casey Forward has consented to join the Board of Directors.  Mr. Forward is a Certified General Accountant and has been running an independent accountancy practice in Canada since 1990. He has worked for public companies in Canada, the United States and Great Britain. Mr. Forward brings a wealth of business experience to the Company and will be replacing Mr. James Diffendorfer as a director of the Corporation.  The Board of Directors would like to thank Mr. Diffendorfer for his continued support and contribution to the Corporation for the past several years and sincerely wishes Mr. Diffendorfer every success in his future endeavours.

Legal Notice Regarding Forward Looking Statements

Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements.

It is important to note that the Corporation’s actual outcomes may differ materially from those contained in the forward looking statements contained in this press release. Although the Corporation believes that the beliefs, plans, expectations and intentions contained in this press release are reasonable, there can be no assurance that such beliefs, plans, expectations and intentions will prove to be accurate. Readers should refer to the risks disclosures outlined in the Corporations public filings with the Securities and Exchange Commission.

FOR FURTHER INFORMATION:

       Tel:  1-888-283-8988

Email: rdg@globetechventures.net

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBETECH VENTURES CORP.

By: /s/ “Dibagh Gujral”__________

Dilbagh Gujral, Director

December 16, 2003